Exhibit 99.1

Origis Energy, Maxeon Solar Technologies Announce 400MW Module Supply Agreement

Maxeon to supply bifacial Performance line modules for U.S. projects

SINGAPORE, 17 March, 2022 – Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN), a global leader in solar innovation and channels, today announced that it will supply approximately 400 megawatts (MW) of its high efficiency shingled bifacial Performance line solar modules to one of America’s top ten solar and energy storage developers, Origis Energy, for use in Origis’ U.S. utility-scale projects. Module deliveries will commence in June of 2023 and will conclude at the end of 2023.

“This 400 MW procurement agreement with Maxeon Solar Technologies is an important component to fulfill the robust Origis solar portfolio. The Maxeon technology will help ensure our solar plants meet performance goals to provide clean, competitively priced energy to our customers across the U.S.,” said Guy Vanderhaegen, Chief Executive Officer & President, Origis Energy. “Additionally, Maxeon continues to be a pioneer in sustainability initiatives including its leadership with Environment, Sustainability and Governance (ESG). ESG factors are important to all Origis stakeholders, from investment partners to utilities and corporate energy buyers. We look forward to a productive alliance with the Maxeon team.”

Produced using sophisticated, proprietary manufacturing processes, the Performance line solar modules leverage Maxeon’s shingled cell technology, protected by 83 granted patents. Utilizing bifacial mono-PERC solar cells made on large format eight-inch G12 wafers, the Performance line offers industry-leading efficiency along with enhanced shade tolerance and unparalleled durability to reduce system lifetime energy cost.

“We are pleased to be selected by Origis Energy as a long-term partner,” said Jeff Waters, CEO at Maxeon Solar Technologies. “Origis’ decision to invest in our Performance line validates the technology’s performance, durability and reliability advantage over conventional solar panels, as well as its competitiveness. Moreover, it proves the confidence utility-scale customers have in our ability to deliver on our commitments.”

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

About Origis Energy
Origis Energy is bringing clean and cost effective solar and energy storage solutions within reach for utility, commercial and industrial as well as public sector clients. The Origis team has worked to ensure the interests of all stakeholders are upheld in 170 projects worldwide totaling more than 4 GW to date of developed solar and energy storage capacity. Headquartered in Miami, FL, Origis Energy delivers excellence in solar and energy storage development, financing, engineering, procurement and construction (EPC) and operations, maintenance and asset management for investors and clean energy consumers in the US. Visit us at www.OrigisEnergy.com, on Linkedin and on Twitter @OrigisEnergy.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company’s expectations of success and profitability in its expansion strategy and planned projects in existing and new markets; the company’s expectations regarding customer demand, pricing trends and growth projections; the company’s expectations regarding future performance based on our technology outlook, bookings and pipelines in sales channels, and the operational efficiency of our supply chain; and the company’s expectations regarding our future revenues resulting from contracted orders, including prepayments. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2022 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@maxeon.com
Mobile: +39 345 7706205

Media Contact:
Glenna Wiseman
Glenna.Wiseman@OrigisEnergy.com
Mobile: +1 408 478 2570

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